

Jordan Baldwin Founder and CEO of Ridgeline Engineering, University Professor, and Active Investor

I have always loved the idea of Sircles. Long before it was something we could actually hold in our hands and enjoy, the elegant but simple concept rooted in positivity immediately intrigued me. Intuitively, the fundamental premise just made sense – a social platform stripped of negativity, a place to share positive experiences with friends, a conduit for businesses and consumers to support one another. Whether we were consciously aware of it or not, this uniquely positive concept is something we have all been in desperate need of for far too long! And finally, the wait is over.

Like all great ideas, this one has materialized and only gets even better every day. Using Sircles, seeing other benefit from it, and hearing endless positive feedback only reinforces my confidence in this journey. To top it off, the team making all of this happen is incredible. The intelligence, focus, determination, and work ethic of the founders coupled with such a universally principled concept leaves little to be desired. I am so impressed by how far Sircles has come but even more excited about all the developments on the horizon!

Invested $50,000 this round & $100,000 previously